

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

<u>Via E-mail</u>
Patrick Rudnick
Chief Financial Officer
Direxion Shares ETF Trust II
1301 Avenue of the Americas (6th Ave), 35th Floor
New York, NY 10019

  Re: Direxion Shares ETF Trust II
     Form 10-K for the Fiscal Year Ended June 30, 2014
     Filed September 12, 2015
     File No. 001-36392

Dear Mr. Rudnick:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Jennifer Monick

      Jennifer Monick
      Staff Accountant